THE SOURLIS LAW FIRM
                      Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*			214 Broad Street
Philip Magri, Esq.+				Red Bank, New Jersey 07701
Joseph M. Patricola, Esq.*+ #			(732) 530-9007 Fax (732) 530-9008
 						www.SourlisLaw.com
* Licensed in NJ				Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

        ______________________________________________________________

VIA EDGAR CORRESPONDENCE

August 20, 2010

Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20005
Attn:	Amanda Ravitz-Branch Chief - Legal

RE:	Ballroom Dance Fitness, Inc.
	Amendment No. 1 to Registration Statement on Form S-1
	Filed June 22, 2010
	File No.: 333-167249

Dear Ms. Ravitz:

Below please find our responses to the Staff's comment letter, dated August 5, 2010 (the "Comment Letter"), regarding the above-captioned matter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Also, please be advised that the Company has filed Amendment No. 2 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system. A hard copy of this response letter and Amendment No. 2, marked to show changes from Amendment No. 1, are being sent to you via overnight mail.

Please do not hesitate to contact me at (732) 530-9007 if you have any questions regarding this matter.

						Very truly yours,

						/s/ Virginia K. Sourlis

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General

1.	We note that throughout your filing you state that you will need to sell at least 50% of the offered shares in order to implement your business strategy, although your "Use of Proceeds" section indicates that you will need substantially less than that to create your DVD and infomercial develop your website, and receive working capital. Please tell us how you have arrived at the conclusion that you will need at least 50% of the proceeds to implement your plan.

Response:

The cost of production remains the same for all funding scenarios, $250,000. We estimate $500,000 advertising is needed to sell fitness DVD's and create the working capital needed for positive cash flow. A summary of 50 % funding vs. 25% funding: 50% has $405,000 additional advertising funds and additional working capital is $75,000. Yes, we can produce the DVD and start advertising, with 25% funding success, but management prefers to represent 50% funding success or $1,200,000 is needed to implement the business plan.

2.	Explain throughout how you intend to market your videos to individuals when your dances appear to require, in each case, a partner.

Response:

The DVD's will be fitness DVD's, not dancing DVD's. We have revised the language to read as follows:

The videos will be marketed as exercise videos designed for individuals that want to lose weight and also learn Ballroom Dance steps. The fitness routines will stress dance steps and use them in exercise routines, building the lower body, strengthening heart endurance, plus show how the use of hand free weights will develop and tone the upper body.

Prospectus Cover Page

3.	Please revise to clarify that all funds invested in the company will be immediately available for use by the company, and that you have made no arrangements to place the proceeds of the offering in an escrow agreement. Similarly revise your "Offering Summary" section on page 7.

Response:

We have revised the language per comment #3.

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Summary, page 5

4.	We note your response to our prior comment 3.  Please revise to state, if true, that you have taken no steps to "launch infomercials" to "enter into marketing alliances" with related companies, and that you may not be able to do so. Alternatively, delete the paragraph in which you discuss these plans.

Response:

We have deleted the language.

Offering Summary, page 7

5.	We note your response to our prior comment 8 and reissue in part.
Please revise to clarify that all subscription agreements and checks are irrevocable and that funds will be only returned upon rejection of a subscription.

Response:

We have revised the language per comment #5.

Risk Factors, page 8

Proceeds received in this Offering may be not be sufficient, page 9

6.	Please revise to quantify the amounts of proceeds that will be considered "sufficient amounts."

Response:

We have revised the language per comment #6.

You might lose your entire investment, page 9

7.	We note that you state here and on page 3 of your filing that you expect that the proceeds from the sale of 50% of your shares will sustain your operations for 12 months, which conflicts with disclose in your MD&A section that indicates you need only $50,000 to sustain your operation for the next 12 months. Please reconcile or advise.

Response:

We have revised this risk factor to state:

You may lose your entire investment if we sell less than 50% of shares in this Offering.

We currently do not have enough money to fund our operations for the next 12 months. The Company expects the net proceeds from the sale of fifty percent (50%) of the shares will allow the Company to fully implement its business

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plan and sustain such operations for a period of 12 months. If we fail to sell at least 50% of the shares in this Offering, you may lose your entire investment in the shares.

Liquidity and Capital Resources

....

At our current state of nominal operations, we need roughly $50,000 for the next 12 months. The Company estimates it will need to sell at least 50% of the offering ($1,200,000), to fully implement the Company's entire business plan and sustain such operations for the next 12 months.

We need to obtain additional financing, page 9

8.	Please revise to quantify the amount of additional financing you will require in order to continue to operate your business.

Response:

We have revised the risk factor to read as follows:

We will need to obtain additional financing.

We will be required to obtain additional financing to continue to operate our business. At our current state of nominal operations, we need roughly $50,000 for the next 12 months. The Company expects the net proceeds from the sale of fifty percent (50%) of the shares will allow the Company to fully implement its business plan and sustain such operations for a period of 12 months. There can be no assurance that any additional financing, if required, will be available to us on acceptable terms, if at all. Any inability of us to obtain additional financing, if required, could have a material adverse effect on our financial condition and results of operations.

You will experience immediate dilution, page 16

9.	We note your response to our prior comment 18 and reissue in part.
Please cross-reference your "Dilution" section.

Response:

We have made the revision per comment #9.

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Description of Business page 17

10.	Please revise your "Business" and "MD&A" sections to specifically outline how your plans will change if you raise 25%, 50%, 75% or 100% of the offering proceeds.

Response:

We have added the following language to the Business and MD&A section:

Regardless if we sell 25%, 50%, 75% or 100% of this offering, we intend to use $169,000 to produce the dance fitness DVD; $81,000 to produce an infomercial, and $45,000 to develop and maintain a consumer website. The only line items which will change depending on how much we raise will be Advertising (25%:
$110,000; 50%: $515,000; 75%: $945,000; and 100%: $1,325,000); Capitalization
and Professional Fees (25%: $120,000: 50%: $240,000; 75%: $360,000; and 100%:
$480,000); and Working Capital (25%: $75,000; 50%: $150,000; 75%: $200,000 and
100%: $300,000).

Growth Strategy Objective, page 19

11.	Please clarify, if true, that the cost of shooting the DVD and the infomercial is $250,000. Alternatively, provide the cost of shooting each. Revise "Use of Proceeds" section is necessary.

Response:

We have revised the language per comment #11.

12.	Please disclose the basis for you estimate that the shoot for the DVD and infomercial will cost $250,000. Provide a breakdown of expenses to the extent possible.

Response:

We have revised the language per comment #12.

The Marketplace, page 20

13.	Please disclose here and in your MD&A section the IHRSA report from which you are quoting.

Response:

We have deleted the reference.

14.	It appears that the report you cite is not currently available at
www.kait8.com.  Please revise here and in your MD&A section.

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Response:

We have deleted the reference.

Competition and Competitiveness Advantages, page 21

15.	We note your response to our prior comment 26 and reissue the comment in part. Please revise to discuss the challenges you may face in attempting to enter the industry and clarify that you are unlikely to complete with nationally recognized fitness instruction in the near future.

Response:

We have revised the language per comment #15

16.	Please delete your reference to Bally's or cite the exact Bally's source you are quoting.  Is this posted on a website or somewhere else?

Response:

We have cited the exact Bally's source.

17.	Refer to the last two paragraphs of this section.  Please state, if true, that you have taken no steps to work with companies in the fitness and diet industries or to negotiate with diet suppliers, exercise equipment manufacturers, fitness clothing companies and shoe companies. Also state that you may not ever be able to do so. Alternatively, delete these paragraphs.

Response:

We have deleted the language.

Use of Proceeds, page 23

18.	Please separately list to cost of the infomercial.

Response:

We have revised the disclosure per comment #18.

Dilution, page 24

19.	Please revise your Dilution chart to put parentheses around the $.26 in order to indicate that the shareholders' investment will decrease in value.

Response:

We have revised the chart per comment #19.

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Directors, Executive Officers, Promoters and Control Persons, page 27

20.	Please review to disclose the specific experience, qualifications, attributes or skills of each of your directors that qualifies them to service on your board. Refer to Item 401(e) of Regulation S-K.

Response:

We have added the following language per comment #20:

Sean's extensive experience as a ballroom dance instructor and as a licensed fitness instructor is vital to the Company's success. We believe that Sean's service as an officer and as director to the Company is pivotal to the Company's success.

William's extensive business experience as an officer of various public entities qualifies him to serve as a director of the Company's Board of Directors. William's knowledge of the SEC rules and regulations and knowledge of the public market qualifies him to serve as an officer and board member of the Company.

Officer Compensation, page 29

21.	We note your response to our prior comment 30.  Please clarify, if true, that you intend to use the proceeds of the offering to pay the salaries of your executive officers. Alternatively, state when you believe working capital will be sufficient to pay salaries.

Response:

We have revised the language to read as follows:

Officer Compensation

We have not paid any salary, bonus or other compensation to our officers and directors since our inception. The officers of the Company will start taking salaries when the Offering is completed or when sufficient working capital is available. Management will receive wages from the proceeds of this offering after the first $250,000 is raised for production of fitness DVD and infomercials.

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Proposed Milestones, page 34

22.	We note that you intend to make a better DVD the "show to potential investors." Please clarify whether this DVD is the one that you intend to sell to consumers or whether you intend to make another video exclusively for investors.

Response:

We have revised the language to read as follows:

To date, we have produced a low budget demo fitness DVD that is used to show potential investors the fitness routines and introduce them to Sean Forhan (our instructor and COO). A better quality DVD needs to be made to show to potential investors exclusively, in an effort to impress potential equity investors, resulting in cash investments. We will target manufactures that produce fitness clothing, shoes and nutrients. We have also completed our investor website (www.BallroomDanceFitness.info). Lastly, we have interviewed producers and production companies to produce our DVD and have selected three
(3) potential production companies to produce the DVD. We will select the final production company once we have raised $250,000 in this Offering or subsequent offerings.

23.	Please update this section to realistically reflect when you plan to accomplish your stated objectives.

Response:

We have updated this section per comment #23.

Results of Operations, page 35

24.	In your disclosure, you state that your revenues since inception came from ballroom dancing classes with private lessons. However, this does not appear to be consistent with your state business objective of selling fitness DVDs. As such, please revise your disclosure to discuss whether you expect these types of revenues to be recurring sources of revenue for your business.

Response:

We have revised the language to read as follows:

Revenues. For the quarter ended June 30, 2010, we had revenues of $4,050. For the year ended December 31, 2009, we had revenues of $4,175. From our inception to June 30, 2010, we had $11,080 in revenues. Our revenues consisted of fitness classes and private ballroom lessons. In the future, we will focus on revenues to be generated from our fitness DVD and website accessory orders. The fitness classes and private dance lessons are not recurring revenues items.

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Financial Statements

General

25.	We note the revisions you have made in response to our prior comment 45.
Please clearly identify and label the financial statements as those of a development stage company. In addition, please identify the company as such in the accountant's report.

Response:

We have revised the language per comment #25.

26.	As the quarterly information is audited, the accountant's report should also cover the cumulative data.  Please revise accordingly.

Response:

The auditor has revised his report per comment #26.

27.	Cumulative net losses in the shareholders' equity section of the balance sheet should be labeled with a descriptive caption such as "deficit accumulated during the development stage" in accordance with ASC 195-210-45-1. Please revise accordingly.

Response:

We have revised this language per comment #27.

Statement of Operations, page F-4

28.	Please delete the earnings per share information (including the weighted common shares outstanding) of the cumulative data column. It is not meaningful.

Response:

We have revised the language per comment #28.

Statement of Shareholders Equity, page F-6

29.	It appears that you have not complied with comment 54 from staff letter dated June 29, 2010. Therefore, we reissue this comment. Please revise your statement to separately quantify and disclose each individual issuance of securities on the face of your financial statement. Your attention is directed to ASC 915-215-45 for guidance.

Response:

We have revised the language per comment #29.

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30.	In this regard, please ensure that the information in your financial statement agrees to that which you present in Note 6 on page F-9 and the information on page 37.

Response:

We have revised the language per comment #30.

Note 1, Summary of Significant Accounting Policies, page F-7

31.	As you have recorded some revenue of the periods presented, please expand your accounting policies footnote to address related revenue recognition policies.

Response:

We have revised our accounting policies to include Revenue Recognition located in Note 1 stating: "The Company derives its revenues from private dance lessons and instructing dance fitness classes. The company will focus on revenues to be generated from our fitness DVD and web site accessory orders; the fitness classes and private lessons are not recurring revenues."

Note 4: Stock Based Compensation, page F-9

32.	It appears that you have not complied with comment 51 from staff letter dated June 29, 2010. Therefore, we reissue this comment. Please revise your disclosure to make reference to the appropriate literature within the Accounting Standards Codification.

Response:

We have revised Note 4 Stock Based Compensation reference Accounting Standards Codification.

Note 6: Stockholders Equity, page F-9

33.	It appears that you have not complied in full with comment 53 from staff letter dated June 29, 2010. Therefore, we reissue this comment. Specifically, please explain how the 10,500,000 shares discussed in this note reconcile to the 8,000,000 shares discussed on page 37, and the 11,100,000 shares shown o n page II-1 and II-2, and revise for consistency.

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Response:

We have revised Note 6 Stockholders Equity thru 6/30/2010 issuing 1,108,750 shares in the six months 2010, with a total of 11,113,750 issued. The 8,000,000 shares were for Founders and related party shares, a portion of the 10,005,000 issued at 12/31/2009.

General

34.	Please continue to consider the updating requirements of Rule 8-08 of
Regulation S-X. An updated accountant's consent should also be included in your next amendment.

Response:

We have included the 6/30/2010 financials and footnotes and our auditors have updated their consent.

Recent Sale of Unregistered Securities, page II-1

35.	Please revise to clarify the date on which you issued 250,000 shares of common stock to Clark Forhan.

Response:

We have revised the language to read:

On March 15, 2010, the Company issued a total of 250,000 shares of Common Stock to Clark Forhan for aggregate cash consideration of $25.00. The Company sold these shares of Common Stock under the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, due to the fact it was an isolated issuance to one person and that person was an immediate family member of the Company's founders. No material was provided to the investor in connection with this sale.

36.	For each offering provide additional details supporting your claimed exemption, including the nature of the purchasers and their relationship to you, as well as the type of information you provided to them. It is not sufficient to state that the offering "did not involve a public offering" as this determination is based upon facts and circumstances that you have not disclosed.

Response:

We have updated the language per comment #36.

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37.	Please quantify the value of the services you received in consideration for the 20,000,000 shares issue in March 2010.

Response:

We have updated the language per comment #37.

38.	It appears that you have not complied in full with comments 53 and 58 from staff letter dated June 29, 2010. Therefore, we reissue these comments. Please explain how the 11,100,000 shares shown here as issued through March 31, 2010 reconcile to the statement of stockholders equity on page F-6, Note 6 on page F-9 and your disclosure on page 37.

Response:

We have revised the language per comment #38.

39.	In the final paragraph of this section, you state that between April 5,
2010 and May 21, 2010, you issued 8,750 shares of unregistered securities for cash consideration of $1,750. The sales price appears to be significantly higher than all previous sales of securities. Please explain the reason for this increase in price.

Response:

We have revised the language to read as follows:

Between April 15, 2010 and June 4, 2010 the Company issued a total of 8,750 shares of Common Stock to 35 accredited shareholders for aggregate cash consideration of $1,750. The Company sold these shares of Common Stock under the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, due to the fact that it did not involve a public offering of securities and it was a private placement of securities to accredited investors who represented that they were purchasing the shares for their own account and not with a view to distribution. We provided the investors with a private placement memorandum. The $0.20 purchase price of the common stock in this issuance was arbitrarily determined by the Company.

Exhibits

40.	Please file your Subscription Agreement as an exhibit.

Response:

We have filed the form of Subscription Agreement as Exhibit 10.3 to the Registration Statement.


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